Exhibit 99.1

LUMENIS LTD.

NOTICE OF 2013 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2013

Yokneam, Israel
August 5, 2013

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “our”):

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Monday, September 9, 2013 at 11 a.m. (Israel time).

The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect Mr. Naftali (Tali) Idan as an External Director of the Company for an additional three-year term;

(2)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis, Arie Weisberg and Shlomo Yanai (the Company’s incumbent directors who are not External Directors) to the board of directors of the Company to serve until the next annual general meeting of shareholders or until his earlier resignation or removal;

(3)	To approve the Company’s 2013 Compensation Policy, as defined and in accordance with the Israeli Companies Law;

(4)	To approve an amendment to the Company’s 2007 Share Incentive Plan, increasing by 1,000,000 the number of authorized shares reserved for the purposes of such plan;

(5)	To approve the terms of compensation of Mr. Naftali (Tali) Idan, an External Director of the Company;

(6)	To approve an amendment to the consulting agreement between the Company and Amit Management and Consulting Ltd., relating to the services of Mr. Arie Weisberg, a director of the Company;

(7)	To approve a grant to Mr. Arie Weisberg, a director of the Company, of options to purchase 50,000 shares of the Company;

(8)
To authorize the Company’s board of directors to affect a reverse stock split (consolidation) of the Company’s shares in such ratio as the Company’s board of directors shall determine from time to time for a period of 36 months from the date of this Annual General Meeting;

(9)
To approve the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s independent auditors until the next annual general meeting of shareholders and to authorize the Company’s board of directors (with power of delegation to its audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(10)	To discuss the Auditors’ Report and the audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2012; and

(11)	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on August 2, 2013 are entitled to notice of, to participate in and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

If your shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Joint holders of shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors,
Harel Beit-On
Chairman of the Board of Directors
Zipora Ozer-Armon
Chief Executive Officer

ii

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 2069204, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at our 2013 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Monday, September 9, 2013 at 11 a.m. (Israel time).

Purpose of the Annual General Meeting

It is proposed that at the meeting resolutions will be adopted for the following:

(1)	To re-elect Mr. Naftali (Tali) Idan as an External Director of the Company for an additional three-year term;

(2)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis, Arie Weisberg and Shlomo Yanai (the Company’s incumbent directors who are not External Directors) to the board of directors of the Company to serve until the next annual general meeting of shareholders or until his earlier resignation or removal;

(3)	To approve the Company’s 2013 Compensation Policy, as defined and in accordance with the Israeli Companies Law;

(4)	To approve an amendment to the Company’s 2007 Share Incentive Plan, increasing by 1,000,000 the number of authorized shares reserved for the purposes of such plan;

(5)	To approve the terms of compensation of Mr. Naftali (Tali) Idan, an External Director of the Company;

(6)	To approve an amendment to the consulting agreement between the Company and Amit Management and Consulting Ltd., relating to the services of Mr. Arie Weisberg, a director of the Company;

(7)	To approve a grant to Mr. Arie Weisberg, a director of the Company, of options to purchase 50,000 shares of the Company;

(8)
To authorize the Company’s board of directors to affect a reverse stock split (consolidation) of the Company’s shares in such ratio as the Company’s board of directors shall determine from time to time for a period of 36 months from the date of this Annual General Meeting; and

(9)
To approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s independent auditors until the next annual general meeting of shareholders and to authorize the Company’s board of directors (with power of delegation to its audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, the Auditors’ Report and the audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2012 will be discussed at the Annual General Meeting.

We may also transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof, although we are not aware of any such matters as of the date hereof. If any other matters properly come before the Annual General Meeting or any adjournment or postponement thereof, the persons designated as proxies (who are David Shulman and Jonathan Nathan, each of them with full power of substitution) intend to vote in accordance with their judgment on such matters.

Voting and Quorum

Our board of directors has fixed the close of business on August 2, 2013 as the record date for the determination of the shareholders who are entitled to notice of, to participate in, and to vote at, the meeting and any adjournment or postponement thereof. On the said record date, we had outstanding 218,978,199* Ordinary Shares. Each share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Monday, September 16, 2013, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum will consist of any two or more shareholders present in person or by proxy (regardless of the number of shares held by them).

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

Shareholders may elect to vote their shares in the Company once, either by attending the meeting in person, or by completing, executing and submitting a proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares in the Company.

* Excludes 35,527 shares of treasury stock.

All shares in the Company represented by properly executed proxies that are received by us at least forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meeting in accordance with the directions on the proxies. If no direction is indicated on a properly executed proxy, the shares represented thereby will be voted in favor of the matters described above and in such manner as any person named in the proxy may determine with respect to any other business as may properly come before the meeting or any adjournment or postponement thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel, attention: General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

We have authorized and outstanding one class of equity security, designated ordinary shares, par value 0.10 New Israeli Shekel (“NIS”) (“Ordinary Shares”). The following table sets forth, as of August 2, 2013, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of August 2, 2013), by: (i) each person or entity known to us to be the beneficial owner of 5% or more of the outstanding Ordinary Shares (our “major shareholders”); and (ii) our directors and members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interests therein) and such shares are not included in the holdings of such persons in the following table. Beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses sole or joint voting or dispositive power with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Unless otherwise indicated below, each of the persons and entities listed in the below table possess sole voting and dispositive power with respect to all shares reflected therein as owned by them.

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)
Viola-LM Partners L.P. and affiliates(3) Ackerstein Towers, Building D, 12 Abba Eban Avenue 46120 Herzlia Pituach, Israel	103,221,465	46.28%
XT Hi-Tech Investments (1992) Ltd. and affiliates(4) 9 Andre Saharov Street 31905 Haifa, Israel	78,498,554	35.50%
Bank Hapoalim B.M.(5) 23 Menachem Begin Street Migdal Levinstein 46725 Tel Aviv, Israel	11,911,300	5.16%
All directors and members of our senior management as a group (consisting of 21 persons)(6)	5,660,052	2.58%

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is generally based upon information provided by such shareholders.

(2)
Percentages in this table are based on the 218,978,199 Lumenis shares outstanding (excluding 35,527 shares of treasury stock) as of August 2, 2013, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options or warrants that are currently exercisable or are exercisable within 60 days of August 2, 2013.

(3)	The beneficial ownership of Lumenis shares by Viola-LM Partners L.P. (“Viola”) consists of:

(a) 99,180,374 shares held directly by Viola;

(b) 2,409,091 shares issuable upon the exercise of the warrants granted to Viola in connection with an equity financing in 2009 (the “2009 Equity Financing”), all of which are currently exercisable; and

(c) 1,632,000 shares issuable upon the exercise of options held by Mr. Harel Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola, all of which are currently exercisable by Mr. Beit-On.

Viola is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola. Mr. Beit-On, Mr. Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by Viola except to the extent of their respective pecuniary interests therein. Viola and the individuals and entities that control it are part of a group generally known as Viola Partners.

(4)	The beneficial ownership of Lumenis shares by XT Hi- Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.) (“XT Hi-Tech”) consists of:

(a) 75,923,880 shares held directly by XT Hi-Tech, of which 8,876,560 shares are held by XT Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

(b) 2,136,364 shares issuable upon the exercise of the warrants granted to XT Hi-Tech in connection with the 2009 Equity Financing (of which, warrants for 238,637 shares are held by XT Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(c) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of XT Hi-Tech.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Holdings Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of its outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Mr. Yoav Doppelt, a director of Lumenis, is the Chief Executive Officer of XT Hi-Tech.

(5)	The beneficial ownership of Lumenis shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by such bank, all of which are currently exercisable.

(6)
The beneficial ownership of Lumenis shares by our directors and members of our senior management consists solely of shares issuable upon the exercise of stock options that are currently exercisable by our directors and members of our senior management or become exercisable within 60 days of August 2, 2013. The number includes the 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola that are currently exercisable by Mr. Beit-On, but excludes other shares and rights to acquire shares held by Viola in respect of which Mr. Beit-On may be deemed to be the beneficial owner (see footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

 ITEM 1 — RE-ELECTION OF AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required by Israel’s Companies Law 5759 – 1999 (as amended, the “Companies Law”) to appoint at least two external directors (“External Directors”). An External Director must be elected by the shareholders. The initial term of office of an External Director is three years. Thereafter, subject to limited exceptions, an External Director may be reelected for two subsequent terms of three years each. Other directors are elected annually (see Item 2 below).

To qualify as an External Director, an individual (including his or her relatives, partners, employers, persons to whom he or she reports and/or subject to and entities under his or her control) may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law. The Companies Law prescribes certain qualifications for the External Directors, in addition to those described above, including, that no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an External Director.

Mr. Naftali (Tali) Idan was initially elected as an External Director of the Company for a three-year term commencing September 20, 2007. In September 2010, Mr. Idan was re-elected by the Company’s shareholders for a second three-year term commencing September 20, 2010. On July 31, 2013, our board of directors nominated Mr. Idan for re-election as an External Director of the Company and resolved that shareholders at the Annual General Meeting be requested to re-elect Mr. Idan as an External Director for an additional three-year term commencing September 20, 2013. Ms. Talia Livni, who was re-elected as the other External Director of the Company in December 2012, continues to serve the Company as an External Director until December 5, 2015 and will not be subject to re-election at the meeting.

Under the Companies Law, at least one External Director must have “accounting and financial expertise”, and those External Directors who do not have such expertise must have “professional qualifications”, as such terms are defined in regulations issued pursuant to the Companies Law. Our board of directors has determined that Mr. Idan possesses the accounting and financial expertise required under the Companies Law.

Pursuant to the Companies Law, Mr. Idan has delivered to the Company a declaration, confirming that he possesses the requisite qualifications for an External Director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company.

A brief biography of Mr. Idan is set forth below:

Naftali (Tali) Idan (age 61) has served as an external director of Lumenis since September 2007. He served as Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. from August 2004 until October 2010. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer of Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an MBA from De Paul University, Chicago, and is a certified public accountant in Israel.

Proposal 1

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Mr. Naftali (Tali) Idan be, and he hereby is, re-elected to serve as an external director of Lumenis Ltd. for an additional three-year term commencing September 20, 2013.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of Mr. Idan. Pursuant to the Companies Law, the election of an External Director requires the fulfillment of special voting requirements. Accordingly, as Mr. Idan has been nominated for re-election as an External Director by our board of directors, such election will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a “personal interest” (as such term is defined in the Companies Law and generally described below) in approval of the re-election (except a personal interest that is not a result of relations with the controlling shareholder), disregarding abstentions; or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a personal interest (as described in clause (i) above), disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A “personal interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a personal interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the re-election of Mr. Idan as an External Director. If you believe that you, or a related party of yours, is a controlling shareholder or have a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

The board of directors recommends a vote FOR the re-election of Mr. Naftali (Tali) Idan as an External Director.

ITEM 2 — RE-ELECTION OF FIVE DIRECTORS

We currently have a board composed of seven directors, including two External Directors elected pursuant to the requirements of the Companies Law (see Item 1 above). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting or applicable law.

Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis, Arie Weisberg and Mr. Shlomo Yanai, the incumbent directors who are not External Directors for re-election as directors at the Annual General Meeting.

Certain biographical information about the nominees is set forth below:

Harel Beit-On (age 54) has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a co-founder of the Viola Group, founded in 2000, a leading Israeli private equity investment group, and a Founder of, and General Partner in, Viola Private Equity, founded in 2008, a technology growth capital and buy-out investment fund. From 2005 to 2007, Mr. Beit On was a Partner in Carmel Ventures, a leading Israeli venture capital fund. Both Viola Private Equity and Carmel Ventures are part of the Viola Group. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Amiad Water Systems Ltd., Matomy Media Group Ltd. (previously named Adsmarket G.M.), Aeronautics Ltd., Zend Technologies Ltd. and B. Gaon Holdings Ltd. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the Massachusetts Institute Technology (MIT).

Yoav Doppelt (age 44) has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) since its inception in 2007 and as the Chief Executive Officer of XT Capital (formerly known as Ofer Hi-Tech) since 2001. He joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital (formerly known as Ofer Hi-Tech) since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd., Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. He has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion - Israel Institute of Technology, Haifa, Israel (the “Technion”) and an MBA degree from Haifa University, Israel.

Eugene Davis (age 58) has served as a director of Lumenis since April 2007. Since 1999, Mr. Davis has been Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting and hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a chief executive officer, chief restructuring officer, director, committee chairman and chairman of the board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation from 1993 to 1997, throughout 1997 and from 1990 to 1997, respectively. Mr. Davis has also served as Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. from 1996 to 1997. Mr. Davis serves as a member of the board of directors of a number of companies, including Atlas Air WorldWide Holdings, Inc. Global Power Equipment Group Inc., WMI Holdings Corp., U.S. Concrete, Inc and Spectrum Brands. Mr. Davis holds a bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctor Degree from Columbia University School of Law.

Arie Weisberg (age 62) has served as a director of Lumenis since December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd. after joining the company in 1991, including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd., Advanced Vision Technology Ltd. and Metzerplas Cooperative Agricultural Organization Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel

Shlomo Yanai(age 61) has served as a director of Lumenis since December 2012. In addition, Mr. Yanai currently serves as the Vice Chairman of the Board of Cambrex Corporation. Mr. Yanai served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from March 2007 until May 2011 and, prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Previously, Mr. Yanai served in the Israel Defense Forces for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. He currently serves as a member of the Board of Governors of the Technion and of the International Advisory Board, M.B.A. Program of Ben-Gurion University of the Negev, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC), Herzlia, Israel. Mr. Yanai holds a bachelor’s degree in political science and economics from Tel Aviv University, a master’s degree in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School and U.S. National War College (NDU). Mr. Yanai was the recipient of the Max Perlman Award for Excellence in Global Business Management (Tel Aviv University) in 2005 and was awarded an honorary doctorate by Bar-Ilan University in 2012.

Pursuant to the Companies Law, each of the nominees has delivered to the Company a declaration that confirms that he complies with the requisite qualifications for serving as a director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmations by Mr. Davis and Mr. Yanai that they meet the requirements of an “Unaffiliated Director”, as defined in the Companies Law and the audit committee approved their qualifications as such, as required by the Companies Law.

The shares of Lumenis do not have cumulative voting rights for the election of directors, which means that (subject to the special requirements regarding voting for the election of External Directors – see Item 1 above) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect each nominee for director.

Proposal 2

It is proposed that at the meeting the following resolution be adopted (separately with respect to each below nominee):

“RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal:

Harel Beit-On;
Yoav Doppelt;
Eugene Davis;
Arie Weisberg; and
Shlomo Yanai”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis, Arie Weisberg and Shlomo Yanai.

ITEM 3 —APPROVAL OF THE COMPANY’S 2013 COMPENSATION POLICY

Pursuant to Amendment No. 20 to the Companies Law, which became effective on December 12, 2012 (the “Companies Law Amendment”), the Company is required to adopt within nine months of the effective date of the Companies Law Amendment a compensation policy in respect of the Terms of Office and Engagement of Office Holders (including directors), as defined in the Companies Law.

Under the Companies Law Amendment, the adoption of the compensation policy is to be recommended by the compensation committee and approved by the company's board of directors and shareholders, except that the board of directors may adopt a compensation policy, notwithstanding the shareholders voting against its approval, in certain circumstances prescribed by the Companies Law Amendment.

On July 31, 2013, our compensation committee reviewed and recommended the adoption of our 2013 compensation policy (the “Company’s Compensation Policy”), as prescribed by the Companies Law.

Our board of directors subsequently approved the Company’s Compensation Policy and recommended that it be adopted by the shareholders.

A copy of the Company’s Compensation Policy, as proposed by the compensation committee and approved by the board of directors, is attached hereto as Appendix A to the proxy statement.

Proposal 3

It is therefore proposed that at the meeting the following resolution will be adopted:

“RESOLVED, that the Company’s 2013 Compensation Policy in the form attached as Appendix A hereto, be, and it hereby is, approved”.

Required Vote

Pursuant to Section 267A(b) of the Companies Law, approval of the above resolution will require the affirmative vote of a majority of the voting power represented and voting on this proposal in person or by proxy, provided that either:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a “personal interest” (as such term is defined in the Companies Law and generally as described below) in approval of the adoption of the compensation policy, disregarding abstentions; or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a personal interest (as described in clause (i) above), disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in the Company.

The above required vote shall be referred to as the "Section 267A(b) Majority Vote". (See the required vote in respect of Proposals 5, 6 and 7, below.)

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A “personal interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a personal interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the approval of the proposal. If you believe that you, or a related party of yours, is a controlling shareholder or have a personal interest and you wish to participate in the vote on this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

The board of directors recommends a vote FOR the approval of the Company’s Compensation Policy.

ITEM 4 — APPROVAL OF AMENDMENT TO THE LUMENIS LTD. 2007 SHARE
INCENTIVE PLAN

On January 30, 2007, our board of directors adopted the Lumenis Ltd. 2007 Share Incentive Plan (the “Plan”), which permits awards, through January 2017, of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to employees, directors, officers, consultants, advisors and suppliers of the Company or its affiliates and to any other person or entity whose services are considered valuable to the Company or its affiliates. The Plan provides, inter alia, for awards under section 102 and section 3(9) of the Israeli Tax Ordinance, as well as awards that qualify as “Incentive Stock Options” (“ISO’s”), as defined under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and awards that are not so qualified.

At the annual general meeting of the Company held on December 26, 2007, our shareholders approved the Plan (at which time, the number of our ordinary shares reserved for the grant of awards under the Plan was 11,500,000), and at the annual general meeting of the Company held on December 11, 2012, our shareholders approved an amendment to the Plan, increasing by three million (from 11,500,000 to 14,500,000) the number of our ordinary shares reserved for the grant of awards under the Plan. The aforesaid approvals by shareholders were in order to qualify the Plan under US tax regime for purposes of grants of awards as ISO’s.

On May 12, 2013, our board of directors approved a further amendment to the Plan, increasing by one million (from 14,500,000 to 15,500,000) the number of our ordinary shares reserved for the grant of awards under the Plan. Solely in order to qualify such additional one million shares reserved under the Plan for purposes of grants of awards as ISO’s, such amendment to the Plan is subject to approval by our shareholders within one year of the adoption of the amendment. The failure to obtain shareholder approval of the amendment shall not in any way derogate from the validity and binding effect of the grant of any award, but may affect the tax treatment of any award that is intended to qualify as an ISO.

Proposal 4

It is therefore proposed that at the meeting the following resolution will be adopted:

“RESOLVED, that the amendment to the Lumenis Ltd. 2007 Share Incentive Plan, increasing the number of ordinary shares reserved for the grant of awards under the Plan from fourteen million five hundred thousand (14,500,000) to fifteen million five hundred thousand (15,500,000), be, and it hereby is, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

The board of directors recommends a vote FOR approval of the proposed resolution to amend the Plan.

ITEM 5 — APPROVAL OF TERMS OF COMPENSATION OF NAFTALI (TALI) IDAN, AN
EXTERNAL DIRECTOR

The Company has two External Directors elected pursuant to the Companies Law (see Item 1 above), Mr. Naftali (Tali) Idan, who has been nominated for re-election at the Annual General Meeting for a further three-year term, and Ms. Talia Livni, whose current three-year term of office as an External Director of the Company expires on December 5, 2015.

The terms of compensation of External Directors are governed by regulations promulgated under the Companies Law, which stipulate, inter alia, that the compensation for all serving External Directors of a company must be identical and that such compensation cannot be reduced during an External Director’s three-year term of office unless such reduction had been pre-arranged and accepted by the External Director at the time of his or her election or re-election, as the case may be.

The Companies Law provides that the terms of compensation of our External Directors must be approved by our compensation committee, board of directors and (except in certain limited circumstances) our shareholders, in that order.

The current terms of compensation of our External Directors are as follows:

•	an annual directors fee of NIS 100,000;

•
a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof in which our External Directors participate, except the first four meetings in each year of service, with reduced fees for telephonic meetings and actions taken by directors by resolution in lieu of meeting, which reduction in fees is determined in accordance with the applicable Companies Law regulations; and

•	a one-time (i.e., non-annual) grant of options to purchase 100,000 shares of the Company, which was previously granted to all serving External Directors.

However, at the Company’s annual general meeting held on December 11, 2012, at which Ms. Talia Livni was re-elected as an External Director, our shareholders approved a reduction in the annual director fee and a modification to the meeting fees set forth above, in order to bring such fees in line with the fees payable to two other directors of the Company, whose terms of compensation were being approved at the same annual general meeting. The reduced and modified fees for Ms. Livni were not, however, to take effect until September 20, 2013, the expiration of the current term of office of Mr. Idan, so that the compensation payable to each of our External Directors would remain identical through the remainder of the then current term of office of Mr. Idan, as required under the Companies Law regulations.

The reduced and modified fees payable to Ms. Livni with effect from September 20, 2013 are as follows:

•	an annual directors fee at the rate of NIS 70,000 per year;

•	a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof attended physically (including for each of the first four meetings in each year of service);

•	a fee of NIS 1,800 per meeting for each meeting attended via telephone or video link; and

•	a fee of NIS 1,500 for each action taken by the directors by resolution in lieu of meeting.

It is now proposed to that (subject to Mr. Naftali Idan being re-elected as an External Director pursuant to Proposal 1) the annual directors fee and the meeting fees payable to Mr. Idan be reduced and modified, to bring them into line with the reduced and modified fees approved for Ms. Livni, as set forth above. Such reduced and modified fees will take effect from September 20, 2013, the date of the commencement of Mr. Idan’s third three-year term of office as an External Director, if he is so elected.

Subject to shareholder approval, our compensation committee and board of directors (without the participation of Mr. Idan) have approved the above revised terms of compensation for Mr. Idan, which approval was made in accordance with the Company's 2013 Compensation Policy.

As of July 31, 2013, the US$/NIS representative rate of exchange was US$1 equals NIS 3.5660.

Proposal 5

It is proposed that, subject to Mr. Idan’s re-election as an External Director of the Company at the Annual General Meeting pursuant to Proposal 1 above, the following resolution be adopted at the meeting:

“RESOLVED, that, with effect from September 20, 2013, the annual directors fee to be paid to Mr. Naftali (Tali) Idan at the rate of NIS 70,000 per year, and the modified meeting fees to be paid to him, as described in Item 5 of the Proxy Statement relating to the 2013 Annual General Meeting, be, and the same hereby are, approved.”

Required Vote

If the Company’s 2013 Compensation Policy is adopted pursuant to Proposal 3 above, approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

If the Company’s 2013 Compensation Policy is not adopted pursuant to Proposal 3 above, then approval of the above resolution will require the Section 267A(b) Majority Vote of the shares present at the meeting, in person or by proxy, and voting thereon, subject to the approval by our compensation committee and board of directors.

Our board of directors recommends a vote FOR approval of the proposed changes in the compensation payable to Mr. Idan.

ITEM 6 — AMENDMENT TO THE CONSULTING AGREEMENT WITH AMIT MANAGEMENT
AND CONSULTING LTD. RELATING TO THE SERVICES OF ARIE WEISBERG

Under the Companies Law, an extraordinary transaction between the Company and a third party in which a director of the Company has an interest, as well as a transaction between the Company and one of its directors relating to terms of service in a capacity other than as a director, must be approved by the Company’s compensation committee and board of directors, and, in the latter type of transaction, by its shareholders as well, in that order.

On October 29, 2012, the Company’s audit committee and board of directors, and on December 11, 2012, the Company’s shareholders, approved the terms of a consulting agreement (the “Agreement”) dated as of June 13, 2012, between the Company and Amit Management and Consulting Ltd. (“Amit”) relating to the services of Arie Weisberg, a director of the Company. Amit is a company controlled by Mr. Weisberg, which provides management and business consulting services to its clients.

Pursuant to the Agreement, which continues to remain in force until either party provides the other with written notice of termination, Amit agrees to provide the Company with the business consulting services of Mr. Weisberg, as shall be determined by the Chief Executive Officer of the Company (the “Services”). The Services are not for a specific number of hours, but are provided on a project-by-project basis, as agreed between the parties. Amit is an independent contractor retained by the Company to provide the Services. Mr. Weisberg is not, and shall not become, an employee of the Company, and is not eligible to receive any of the benefits that the Company provides to its employees. The Agreement provides for the Company to pay to Amit a fee of NIS 5,000 per day plus Value Added Tax (“VAT”) for the Services, and to reimburse Amit for reasonable travel expenses in accordance with the Company’s guidelines

On July 31, 2013, the Company’s compensation committee and board of directors approved the terms of an amendment to the Agreement (the “Amendment”), which approval was made in accordance with the Company’s 2013 Compensation Policy, effective as of April 1, 2013. Pursuant to the Amendment, the parties agreed to modify the fees structure for the Services, such that instead of a fee of NIS 5,000 per day plus VAT as provided in the Agreement, the fee shall be NIS 8,000 plus VAT per full day of Services, and NIS 1,000 plus VAT per hour for less than a full day of Services.

Proposal 6

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the amendment, as approved by the compensation committee and board of directors of the Company, effective as of April 1, 2013, to the consulting agreement between the Company and Amit Management and Consulting Ltd. dated as of June 13, 2013, relating to the services of Arie Weisberg, a director of the Company, be, and it hereby is, approved and ratified.”

Required Vote

If the Company’s 2013 Compensation Policy is adopted pursuant to Proposal 3 above, approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

If the Company’s 2013 Compensation Policy is not adopted pursuant to Proposal 3 above, then approval of the above resolution will require the Section 267A(b) Majority Vote of the shares present at the meeting, in person or by proxy, and voting thereon, subject to the approval by our compensation committee and board of directors.

The board of directors recommends a vote FOR approval and ratification of the amendment to the consulting agreement relating to the services being provided by Mr. Weisberg.

ITEM 7 — APPROVAL OF AN OPTION GRANT TO MR. ARIE WEISBERG, A DIRECTOR

Under the Companies Law, the terms of compensation of our directors must be approved by our compensation committee, board of directors and shareholders, in that order.

Mr. Arie Weisberg was appointed to our board of directors on December 20, 2011. As part of the terms of compensation approved for him at the annual general meeting held on December 11, 2012, Mr. Weisberg was granted options to purchase 100,000 shares of the Company at an exercise price per share equal to $1.21.

Subject to shareholder approval, on July 31, 2013 the Company’s compensation committee and board of directors (without the participation of Mr. Weisberg) approved to grant Mr. Weisberg options to purchase a further 50,000 shares of the Company which approval was made in accordance with the Company’s 2013 Compensation Policy. Such options will:

(i)	be granted as of the date of the meeting;

(ii)
except as set forth in clause (iv) below, become vested and exercisable with respect to 1/6 of the underlying shares on October 1, 2013, and thereafter 1/12th of the underlying shares at the end of each three-month period following October 1, 2013;

(iii)	have an exercise price per share equal to $1.27;

(iv)
be subject to full acceleration of vesting in the event that Mr. Weisberg is required to cease from being a director of the Company in connection with a Merger/Sale of the Company, as defined in the Company’s 2007 Share Incentive Plan;

(v)	have a term expiring seven years from the date of the Annual General Meeting, unless earlier terminated in accordance with the Company’s 2007 Share Incentive Plan and subject to subsection (vi) below;

(vi)
in the event of Mr. Weisberg ceasing to serve as a director of the Company, the options shall continue to be exercisable for a period of twelve months thereafter, but not beyond seven years from the date of the Annual General Meeting; and

(vii)	otherwise be subject to the terms of the Company’s 2007 Share Incentive Plan.

Proposal 7

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the grant to Mr. Arie Weisberg of options to purchase a 50,000 Ordinary Shares of the Company, all upon the terms described in Item 7 of the Proxy Statement relating to the Annual General Meeting, be, and the same hereby are, approved.”

Required Vote

If the Company’s 2013 Compensation Policy is adopted pursuant to Proposal 3 above, approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

If the Company’s 2013 Compensation Policy is not adopted pursuant to Proposal 3 above, then approval of the above resolution will require the Section 267A(b) Majority Vote of the shares present at the meeting, in person or by proxy, and voting thereon, subject to the approval by our compensation committee and board of directors.

The board of directors recommends a vote FOR approval of the grant of options to Mr. Arie Weisberg.

ITEM 8 —AUTHORIZE A REVERSE STOCK SPLIT (CONSOLIDATION)
OF THE COMPANY’S SHARES

The Company currently has an authorized share capital of ninety million New Israeli Shekels (NIS 90,000,000) divided into nine hundred million (900,000,000) Ordinary Shares, par value NIS 0.1 per share. As of August 2, 2013, we had 218,978,199 Ordinary Shares issued and outstanding, excluding 35,527 shares of treasury stock.

Our board of directors believes that it may be necessary or advisable to effect a reverse stock split (consolidation) of the Company’s shares, from time to time (including, without limitation, in connection a public offering and/or initial or continued listing of the Company’s shares on a securities exchange, it being noted that no assurance is being made that the Company will effect a public offering and/or listing of its shares, or maintain the same, or when such offering and/or listing will be made, if ever).

In order to allow the Company to effect the reverse stock split with minimum delay, at the Annual General Meeting, our board of directors is seeking authorization from shareholders, for a period of three years, to effect a reverse stock split of the Company’s shares in such ratio as the board of directors shall determine, and at such time or times as the board of directors deems it advisable.

The reverse stock split may be effected by either increasing proportionately the par value per share of our issued and outstanding shares or maintaining the same par value per share (in which case appropriate accounting changes shall also be made to the allocation between aggregate par value and the premium account in the shareholders’ equity of the Company). In the event that the board of directors determines to effect the reverse stock split by increasing proportionately the par value per share, there will be no effect on the aggregate value of our authorized share capital, which will remain at NIS 90,000,000, but this amount will be divided into a smaller number of shares having a proportionately higher per share par value. In the event that the board of directors determines to effect the reverse stock split while maintaining the same par value per share, the aggregate value of our authorized share capital will be reduced proportionately and this amount will be divided into a smaller number of shares having the same per share par value.

The reverse stock split would affect all of our shareholders proportionately, except to the extent that the reverse stock split results in any of our shareholders owning a fractional share, which fractional interest will be dealt with in such manner as our board of directors shall determine pursuant to our Articles of Association.

Proposal 8

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the Company’s board of directors be, and it hereby is, authorized, at any time, and from time to time, for a period of 36 months from the date of this annual general meeting:

(i)
to effect one or more reverse stock splits (consolidations) of the Company’s authorized share capital and the Company’s issued and outstanding shares, in such ratio, and either by increasing or maintaining the same par value per share, as the Company’s board of directors shall, in its absolute discretion, determine;

(ii)
to approve such amendments to the Company’s Memorandum of Association and Articles of Association as the board of directors shall deem necessary in order to give effect to the aforesaid reverse stock split or splits; and

(iii)
to take such other actions as the board of directors shall determine in its absolute discretion to be necessary or appropriate to give effect to the aforesaid reverse stock split, including, but not limited to, the treatment of any resulting fractional shares, adjustments to the Company’ stock option and share incentive plans and outstanding option awards thereunder and warrants issued for the purchase of the Company’s shares, such adjustments to be consistent with terms and conditions of the said plans and warrants.”

Required Vote

Approval of the above resolutions will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 9 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm (“Brightman Almagor”), were appointed in December 2012 to serve as our independent auditors. Our audit committee and our board of directors have resolved to nominate Brightman Almagor for re-appointment as our independent auditors.

Brightman Almagor have no relationship with us or any of our subsidiaries or affiliates, except as auditors and, to a lesser extent, tax consultants. Our audit committee and board of directors believe that such limited non-audit function does not affect the independence of Brightman Almagor.

Our shareholders will be asked at the Annual General Meeting to approve the re-appointment of Brightman Almagor as our independent auditors until the next annual general meeting of shareholders and to authorize our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

Proposal 9

It is proposed that at the meeting the following resolution be adopted:

 “RESOLVED, (i) that the re-appointment of Brightman Almagor as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (ii) to authorize our board of directors (with power of delegation to the audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of this proposed resolution to appoint and fix the remuneration of the Company’s new independent auditors.

ITEM 10 — DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2012. A copy of such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2013. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports may also be viewed on our website – www.lumenis.com – or through the EDGAR website of the SEC at www.sec.gov. Neither these websites nor these reports are part of this Proxy Statement or the proxy solicitation material with respect to the Annual General Meeting. We will hold a discussion with respect to such audited Consolidated Financial Statements at the meeting. A representative from our independent auditors for fiscal year 2012, Brightman Almagor, is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

This item will not involve a vote of our shareholders.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting, but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,
Harel Beit-On
Chairman of the Board of Directors
Zipora Ozer-Armon
Chief Executive Officer

Dated: August 5, 2013

Appendix A

LUMENIS LTD.

2013 COMPENSATION POLICY

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.             Purpose.  This 2013 Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Lumenis Ltd. (the "Company") with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.	Definitions; Construction.

2.1.      “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.      “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.      “Board” means the Board of Directors of the Company.

2.4.      “Committee” means the Compensation Committee within the meaning of the Companies Law.

2.5.      “Companies Law” means the Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.      “Director” means any member of the Board of Directors of the Company;

2.7.      “Company EBITDA” means the Company's earnings on a Non-GAAP basis before interest, taxes, depreciation and amortization, on a consolidated basis, with each of these terms being defined in further detail (including with respect to items to be included and excluded) by the Company's management with respect to each year on the basis of the Company's policies and guidelines for such year.

2.8.      “Executive” means any Office Holder including a Director in any capacity other than as a Director.

2.9.      “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.10.    “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.11.    “Terms of Office and Engagement” means as defined in the Companies Law.

2.12.    Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that it as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.13.    Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates and as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.14.    To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.15.    This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.16.    To the extent that after the date this Policy is approved in accordance with the Companies Law there is a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary.

3.	Administration.

3.1.      To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.      Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

3.2.1.           to interpret the Policy;

3.2.2.           prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

3.2.3.           any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.             General Considerations.

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including, those listed below. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparables companies. The Terms of Office and Engagement should reflect the notion that Executives serving in roles having responsibility over global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.      Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.      Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be, on the one hand, motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation, and, on the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.3.      The size of the Company and the nature of its operations. The Company is involved in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.4.      The Terms of Office and Engagement of an Office Holder should be determined after consideration is given to the terms offered to comparables office holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

4.5.      The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, it shall be considered which components are appropriate, and not necessarily all of the above mentioned components shall be included.

5.             Specific Considerations in the determination of Terms of Office and Engagement.  With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on general considerations set forth in Section 5.1 below, the individual’s contribution to achieving corporate objectives set forth in Section 5.2 below and the level of achievement of individual objectives set forth in Section 5.3 below.

5.1.      General Considerations

5.1.1           The education, skills, expertise, professional experience, references, reputation and achievements of the Office Holder;

5.1.2           If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates;

5.1.3           The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.1.4           The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.1.5           The obligations, roles and objectives imposed on such Office Holder under Applicable Law;

5.1.6           Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.1.7           The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.1.8           Geographical location and region of activity, and the then common labor or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.1.9           The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.1.10         The labor or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.1.11         The intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.1.12         The ratio between the Terms of Office and Engagement of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law), of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the labor environment in the Company;

5.1.13         If the Terms of Office and Engagement include variable components, the inclusion of provisions reducing variable components, at the Board’s discretion, and setting a limit to the value of an equity variable component upon its exercise;

5.1.14         If the Terms of Office and Engagement include termination grants, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.1.15         Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority;

5.1.16         In relevant cases, the impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement between the Company or its Affiliate, on the one hand, and an Affiliate of the Office Holder, on the other hand;

5.1.17         If the Terms of Office and Engagement include equity components, the value thereof, the anticipated incentive associated with such equity and the dilution resulting from the issuance of the securities; and

5.1.18         Such other considerations as are deemed relevant or applicable in the circumstances.

5.2.      Corporate Achievement. General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.3.      Individual Achievement. The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is operating in various jurisdictions and has a number of product lines, each of which may differ significantly in its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from external advisors and consultants for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6           Components of Terms of Office and Engagement of an Executive. The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

6.1       Salary and additional or related Benefits.

6.1.1           The Terms of Office and Engagement of an Executive may include a mechanism for salary updates and currency conversion calculations.

6.1.2           Additional or related benefits may include the following:

(a)	Pension

(b)	Education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical and life insurance

(f)	Disability insurance

(g)	Periodic medical examination

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(i)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(j)	Paid vacation, including, if applicable, the redemption thereof

(k)	Sick days

(l)	Holiday and special occasion gifts

(m)	Recuperation pay

(n)	Expense reimbursement

(o)	Payments of relocation related costs

(p)	Exculpation and indemnification

(q)
General directors’ and officers' liability insurance, including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the foregoing circumstances (provided that the annual increase in premiums shall be up to 30% per year)

(r)
Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as "run-off" coverage in connection with a change in control

(s)	Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months

(t)	Adjustment period following termination not exceeding 12 months

(u)	Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law)

(v)
Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Office Holder had it continued to be employed during the non solicitation or non compete period

(w)	Change-of-control provisions

(x)	Loans and advances

(y)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(z)	Other benefits or entitlements mandated by Applicable Law

(aa)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

Unless otherwise determined by the Compensation Committee, at its discretion on a case by case basis, the Terms of Office and Engagement of an Office Holder pursuant to subsections (s), (t), (u) and (v) shall not exceed the higher of the period required by Applicable Law or 12 months (or the value of total compensation plus benefits during such period), in the aggregate, under all of the aforementioned subsections (in addition to any mandatory payment or period under Applicable Law).

6.2       Bonuses

6.2.1           Bonuses may include annual bonuses and other bonus.

6.2.2           With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan shall be revisited during the annual period to account for recruitments and promotions during such year.

6.2.3           The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”).  Such Other Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects), and may include retention and signing bonuses.

6.2.4           The criteria, the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

6.2.5           The terms of each bonus shall apply specific weight to each criterion (if included in such bonus) in determining the resulting bonus payments based on actual achievement or occurrence against such criteria.

6.2.6           Notwithstanding anything to the contrary, to the extent permitted by the Companies Law, bonuses to an Executive (other than the CEO) may be determined by the CEO, in whole or in part, on the basis of criteria which is not measurable, but taking into account the contribution of the Executive to the Company and its Affiliates.

6.2.7           The bonus opportunity of each Executive may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive’s business unit, department or individually, including: (i) contribution to the management and corporate values, vision and mission; (ii) ability to hire, manage and motivate personnel in support of Company’s objectives; and (iii) management of functions and responsibilities within set financial budgets and forecasts. The terms of the bonus may determine the impact of one-time events and those which are not under the control of management of the Company. The terms of the bonus may refer to circumstance and the effect of partial employment throughout the relevant period on the bonus entitlement.

6.2.8           The Terms of Office and Engagement of an Executive may include that a non-material portion of the bonus may be granted on the basis of criteria that is non-measurable considering the contribution of the Executive to the Company.

6.2.9           The ratio between the bonus payable to an Executive pursuant to the Bonus Plan for a certain year and such Executive’s salary for that certain year shall be up to 200%.

6.2.10         The ratio between a Specific Bonus payable to an Executive and such Executive’s salary for that certain year shall be up to 100%. Notwithstanding the foregoing, in the event of a Special Bonus payable in connection with the occurrence of specific event or the achievement by the Company (or the applicable Affiliate or division) of a specific goal, then regardless of any other Special Bonus, such Special Bonus may be calculated as an aggregate amount allocated for such purpose whose total amount shall be equal to up to 100% of the total aggregate salaries of all Executives for that certain year in which the event occurred or the goals were met, while out of such total Special Bonus amount, individual portions shall be allocated to specific Executives as the Company shall then determine.

6.2.11         Notwithstanding the above, under special circumstances and after reconsidering the terms of this Policy, the bonus payable to an Executive pursuant to the Bonus Plan or Special Bonus for a certain year or event may exceed the ratios set forth above, if so resolved by the Committee and the Board to be in the interest of the Company.

6.3       Equity Awards.

6.3.1           Equity awards will be made in the forms prescribed by the Company’s 2007 Share Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase Ordinary Shares of the Company, restricted stock units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company's securities; and may be granted under applicable tax regimes.

6.3.2           Equity awards will be subject to a vesting period (or reverse-vesting, as applicable) of no less than 1 year (including periodic vesting dates during such period), or as set forth in the Equity Plans and the grant agreement executed with the Executive pursuant thereto. Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. However, as set forth in the Equity Plans, the Equity Plan administrator shall have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate.

6.3.3           With respect to equity awards not settled for cash, the maximum value on the date of grant for each equity award shall be as follows:

6.3.3.1            with respect to an equity award that include an exercise price equal to or higher than fair market value (as determined at such time by the Committee and/or the Board, in their discretion) – the total amount of such equity award shall not exceed (i) 0.5% of the issued and outstanding share capital of the Company at the time of grant, as long as such grant is made to any Executive other than the CEO, or (ii) 2% of the issued and outstanding share capital of the Company at the time of grant, as long as such grant is made to the CEO; and

6.3.3.2            with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (as determined at such time by the Committee and/or the Board in their discretion) – the total value of such equity award, as determined by the Committee and/or the Board with the advice of an advisor whose identity is approved by the Committee and/or the Board, shall not exceed the maximum value that would have been attributed to such award had it been considered under clauses (i) and (ii), respectively, of Section 6.3.3.1.

6.3.4           In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment may be applied also to Office Holders that constitute part of the same group.

6.3.5           The Company may approve to continue the vesting and/or the exercise eligibility of an Office Holder’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

7              Components of Terms of Office and Engagement of a Director.  The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1       Fees and benefits.

7.1.1           Periodic fees. Fees payable with respect to a period of service, typically annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

7.1.2           Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.3           Reimbursement of expenses, including travel, stay and lodging;

7.1.4           Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof);

7.1.5           Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

7.1.6           Insurance, exculpation and indemnification;

7.1.7           Other benefits generally provided to Company employees (or any applicable Affiliate or division);

7.1.8           Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.9           Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2       Equity Awards.

7.2.1           The provisions of Sections 6.3.1, 6.3.2 and 6.3.4 shall apply to awards of equity grants to Directors.

7.2.2           With respect to equity awards to Directors not settled for cash, the maximum value on the date of grant for each equity award shall be as follows:

7.2.2.1            with respect to an equity award that includes an exercise price equal to or higher than fair market value (as determined at such time by the Committee and the Board in their discretion) – the total amount of such equity award shall not exceed 0.5% of the issued and outstanding share capital of the Company at the time of grant.

7.2.2.2            with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (as determined at such time by the Committee and the Board in their discretion) – the total value of such equity award, as determined by the Committee and the Board with the advice of a financial advisor whose identity is approved by the Committee and the Board, shall not exceed the maximum value that would have been attributed to such award had it been considered under Section 7.2.2.1.

8              Recoupment. The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section 8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9      Effectiveness; Term.

9.1       The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2       The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the Company as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

10	Non-Exclusivity of this Policy.

10.1     Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other Policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2     The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11            Governing Law. The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor Laws in any specific jurisdiction, which shall be governed by the respective Laws of such jurisdiction. Certain definitions, which refer to Laws other than the Laws of such jurisdiction, shall be construed in accordance with such other Laws.

12            Severability. If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.